

SEC[illegible] [illegible]ISSION

12061674

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SEC Mail Processing Section

MAY 29 2012

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III

SEC FILE NUMBER
8- 44225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2011 (MM/DD/YY) AND ENDING March 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Portfolio Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2205 York Road, Suite 203
(No. and Street)

Timonium	Maryland	21093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick V. Dyer — 410-667-4575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive Plaza III, Suite LL5	Hunt Valley	Maryland	21031
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick V. Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Portfolio Management, Inc., as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KAROL E. MICHEL
NOTARY
PUBLIC
BALTIMORE CO., MD.

Signature

President

Title

Notary Public exp 10/1/14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PORTFOLIO MANAGEMENT, INC.

Table of Contents

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Capital Portfolio Management, Inc.

We have audited the accompanying statement of financial condition of Capital Portfolio Management Inc. as of March 31, 2012 and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Portfolio Management, Inc. as of March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Hunt Valley, Maryland
May 21, 2012

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Financial Condition
March 31, 2012

ASSETS	
CURRENT ASSETS	
Cash	$ 15,438
Deposits with clearing organizations	50,000
Marketable securities	13,941
Commissions receivable	37,053
Employee advance	173,512
TOTAL CURRENT ASSETS	289,944
Furniture and equipment (at cost less accumulated depreciation of $26,447)	1,712
Rental security deposit	3,050
TOTAL ASSETS	$ 294,706
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 33,333
Income tax payable	10,767
TOTAL LIABILITIES	44,100
STOCKHOLDERS' EQUITY:	
Nonconvertible preferred stock, $1.00 par value, 100,000 shares authorized; 97,600 shares issued	488,000
Common stock, $1.00 par value, 200,000 shares authorized, 22,000 shares issued	22,000
Retained deficit	(259,394)
TOTAL STOCKHOLDERS' EQUITY	250,606
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 294,706

The accompanying notes are an integral part of these financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Income
For the Year Ended March 31, 2012

Revenues	
Commissions	$ 792,734
Principal transactions	4,989
Interest	3,570
Total revenues	801,293
Expenses	
Compensation and benefits	681,944
Floor brokerage and clearing fees	66,198
Communications	12,004
Occupancy and equipment rental	40,750
Other	52,727
Total expenses	853,623
Loss before income taxes	(52,330)
Provision for income taxes	10,767
Net loss	$(63,097)

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2012

	Capital Stock		Retained	
	Preferred	Common	Deficit	Total
Balance March 31, 2011	$ 488,000	$ 22,000	$ (156,676)	$ 353,324
Net loss	----	----	(63,097)	(63,097)
Purchase of preferred stock	(50,000)	----	----	(50,000)
Sale of preferred stock	50,000	----	----	50,000
Dividends paid on preferred stock	----	----	(39,621)	(39,621)
Balance March 31, 2012	$ 488,000	$ 22,000	$ (259,394)	$ 250,606

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
Statement of Cash Flows
For the Year Ended March 31, 2012

Cash flows from operating activities:	
Net loss	$(63,097)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,392
(Increase) decrease in operating assets:	
Marketable securities	71,959
Commissions receivable	74,979
Employee advances	74,176
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(81,052)
Payable to clearing broker	(31,843)
Income taxes payable	5,654
Net cash provided by operations	52,168
Cash flows from financing activities:	
Dividends paid on preferred stock	(39,621)
Net cash provided by financing activities	(39,621)
Net increase in cash	12,547
Cash, beginning of year	2,891
Cash, end of year	$ 15,438
Supplemental Cash Flow Information	
Cash payments for:	
Interest	$ 10
Federal and state income taxes	$ 5,813

The accompanying notes are an integral part of these financial statements

CAPITAL PORTFOLIO MANAGEMENT, INC.
Notes to Financial Statements
March 31, 2012

1. Operations of the Company

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland on August 14, 1991.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of services including principal transactions and agency transactions.

The Company forwards all securities transactions to its clearing broker, J.P. Morgan Clearing Corp., which carries and clears such transactions for the Company on a fully disclosed basis.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

A. Security Transactions

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis.

B. Marketable Securities

Marketable securities, which consist of corporate stocks and options, are recorded at market value and the resulting difference between cost and market is included in income.

C. Office Equipment

Office equipment is recorded at cost - $28,159, net of accumulated depreciation of $26,447 at March 31, 2012. Depreciation of office equipment is determined by use of an accelerated method over the estimated useful life of the asset.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking accounts and brokerage accounts. It does not include money market investments or security deposits held as cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

F. Allowance for Bad Debts

The Company uses the direct write-off method for bad debts. Receivables are charged against income when management determines them to be uncollectible. Potential uncollectible receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

G. Income Taxes

The Company adopted the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under the examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than the year ending March 31, 2009 for federal and state purposes. Management has performed its evaluation of all other income tax positions taking on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

From time to time, the Company may be subject to interest and penalties by various taxing authorities. These amounts have historically been insignificant and are classified as other expenses when they occur.

3. Fair Values of Assets and Liabilities

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the

3. Fair Values of Assets and Liabilities - continued

inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds or mutual funds based on the closing price reported in the active market where the securities are traded.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain securities owned and available for sale. The Company uses prices obtained from an independent Clearing Firm to measure the fair value of certain investment securities. The Company validates prices received from the Clearing Firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent Clearing Firm unless such prices are inconsistent with FASB ASC 820 and result in a material difference in the recorded amounts. At March 31, 2012, the Company did not adjust prices received from the independent Clearing Firm. Liabilities are recorded at amounts that approximate fair value except as noted below.

3. Fair Values of Assets and Liabilities - continued

The following table presents the Company's fair value hierarchy as of March 31, 2012 for assets and liabilities measured at fair value:

	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Securities available for sale	$ 13,941	-------	-------	$ 13,941
Total assets at fair value	$ 13,941	-------	-------	$ 13,941
Liabilities				
Total liabilities at fair value	-------	-------	-------	-------

4. Retirement Plan

The Company offers a Simple IRA retirement plan for its employees. Each participating employee is permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company is required to contribute on behalf of each eligible participant a matching percentage of the participant's salary. The Company funded $ 5,077 to the Plan for the year ended March 31, 2012.

5. Income Taxes

The components of income tax expense are the actual taxes due, federal tax of $7,233 and state tax of $4,234, for the year ended March 31, 2012. The Company prepares its tax return on a cash basis. There is a minimal difference between the income tax computed using the cash basis versus the accrual basis for future years, therefore, there is no deferred tax accrual as of March 31, 2012.

6. Lease Commitments

In February 2012 the Company renewed it office least for five years. At March 31, 2012, the aggregate future minimum commitment under the lease is as follows:

Year Ended March 31,	
2013	$ 37,077
2014	37,850
2015	38,661
2016	39,492
2017	37,859
Total	$ 190,939

The Company can terminate the lease after three years, subject to a $6,000 early termination fee.

7. Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories, or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in M&T Bank and its clearing broker, J.P. Morgan Clearing Corp. The deposits in M&T Bank may at times exceed amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Company (FDIC). The deposits in the clearing broker may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

The Company has not experienced a loss in such accounts and believes it is not exposed by any significant credit risk to cash.

8. Related Party Transactions

Over the years, the Company has made advances to its sole common stockholder. This advance is payable on demand and bears no interest. The balance as of March 31, 2012 was $173,512.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of March 31, 2012, the Company's net capital was $64,942, which exceeded the capital requirements of $50,000 by $14,942, and its net capital ration was .68 to 1.

10. Subsequent Events

The Company has evaluated events and transactions for subsequent events that would impact the financial statements for the year ending March 31 through May 21, 2012, the date the financial statements were available to be issued. There are no subsequent events that require recognition or disclosure in the financial statements.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of March 31, 2012

NET CAPITAL		
Total stockholders' equity		$250,606
Deduct: Stockholder's equity not allowable for net capital		---
Total stockholders' equity qualified for net capital		250,606
Deductions and/or charges:		
Total non-allowable assets		181,641
Net capital before haircuts on securities positions		68,965
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	$ 1,263	
Other securities	2,760	
Undue concentration	----	4,023
Net Capital		$ 64,942

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule I – continued

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of March 31, 2012

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Account payable and accrued expenses	$ 33,333
Income tax payable	10,767
Total aggregate indebtedness	$ 44,100

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Excess net capital	$ 14,942
Net capital less 120% of minimum net capital required	$ 4,942
Ration: Aggregate indebtedness to net capital	.68 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the company and included in its unaudited Part II Focus Report filing as of the same date.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule II

Reconciliation Between Audited and Unaudited
Statements of Financial Condition
March 31, 2012

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of March 31, 2012.

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule III

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2012

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k (2) (ii).

CAPITAL PORTFOLIO MANAGEMENT, INC.
Schedule IV

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2012

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k (2) (ii)

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Capital Portfolio Management, Inc.

In planning and performing our audit of the financial statements of Capital Portfolio Management, Inc., as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1)of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practice and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Hunt Valley, Maryland
May 21, 2012

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III - Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

To the Board of Directors of Capital Portfolio Management, Inc.
2205 York Road, Suite 203
Timonium, MD 21093

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Capital Portfolio Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Portfolio Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Portfolio Management, Inc.'s management is responsible for the Capital Portfolio Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Hunt Valley, Maryland
May 21, 2012